

March 25, 2014

<u>Via E-mail</u>
Jeff Glasse
Chief Executive Officer
Northeast Automotive Holdings, Inc.
51 Wooster Street
New York, NY 10013

> **Re: Northeast Automotive Holdings, Inc.**
> **Form 8-K**
> **Filed January 15, 2014**
> **File No. 000-51997**

Dear Mr. Glasse:

We issued comments to you on the above captioned filing on February 11, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 8, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 if you have any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via email): Paul Goodman, Esq. - Cyruli Shanks Hart & Zizmor, LLP